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                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549
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                                   AMENDMENT NO. 2
                                       to the
                                    SCHEDULE 14D-9
                               FILED ON AUGUST 18, 1997
                                         and
                                   AMENDMENT NO. 3
                                       to the
                                    SCHEDULE 14D-9
                                FILED ON JULY 24, 1997
                        Solicitation/Recommendation Statement
                         Pursuant to Section 14(d)(4) of the
                           Securities Exchange Act of 1934
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                BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. V,
                                 A LIMITED PARTNERSHIP
                              (Name of Subject Company)

                BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. V,
                                 A LIMITED PARTNERSHIP
                         (Name of Person(s) Filing Statement)

                                        UNITS
                           (Title of Class of Securities)

                                      100650407
                         CUSIP Number of Class of Securities)
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                              Michael H. Gladstone, Esq.
                        c/o Boston Financial Securities, Inc.
                                   101 Arch Street
                                   Boston, MA 02110
                                    (617) 439-3911
                        (Name, Address and Telephone Number of
             Persons Authorized to Receive Notices and Communications on
                      Behalf of the Person(s) Filing Statement)
                                      Copies to:
                                Joseph T. Brady, Esq.
                                   Peabody & Brown
                                  101 Federal Street
                                   Boston, MA 02110
                                    (617) 345-1000
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    This Amendment amends the Schedule 14D-9s previously filed (and as amended to date, if applicable) (the "Previously Filed Schedule 14D-9") by Boston Financial Qualified Housing Tax Credits L.P. V, A Limited Partnership, a Massachusetts limited partnership (the "Partnership") with regard to the tender offer disclosed in a Tender Offer Statement on Schedule 14D-1 dated July 24, 1997, as amended by the amendment thereto dated August 18, 1997 and as further amended by another amendment thereto dated August 25, 1997, by Oldham Institutional Tax Credits LLC ("Oldham"), a Massachusetts limited liability company and an affiliate of the General Partner and with regard to the competing tender offer by Everest Tax Credit Investors, LLC, a California limited liability company, and Everest Tax Credit Investors II, LLC, a California limited liability (together, "Everest") disclosed in a Tender Offer Statement on
Schedule 14D-1 dated August 11, 1997, as amended by the amendment thereto dated August 20, 1997. This Amendment amends the previously filed Schedule 14D-9 to add additional information. Capitalized terms used but not defined herein have the meaning ascribed to them in the Previously Filed Schedule 14D-9.

    Item 4.   The Solicitation or Recommendation.

    Item 4(b) is hereby amended by replacing the sixth bullet paragraph in its entirety with the following bullet paragraph:

- The Oldham Offer requires you to assign all Low-Income Housing Credits (approximately $12.58 per Unit per month in 1997), tax losses and distributions, allocated or distributed with regard to the Units after August 31, 1997. However, the Oldham Offer does not require you to bear the cost of transfer fees. The Everest Offer requires you to assign all Distributions (as defined in the Everest Offer) with regard to the Units after July 31, 1997, but only requires the assignment of tax credits allocated with regard to the Units after September 30, 1997. However, the Everest Offer requires you to bear the cost of the transfer fees of $10 per Unit transferred ($100 minimum and $500 maximum).


    Item 9.   Material to be Filed as Exhibits.

    (a)(2) Letter from Boston Financial Qualified Housing Tax Credits L.P. V, A Limited Partnership, to Limited Partners, dated September 2, 1997.


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                                      SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 2, 1997

                   BOSTON FINANCIAL QUALIFIED HOUSING
                   TAX CREDITS L.P. V, A LIMITED PARTNERSHIP

                   By:  ARCH STREET V, INC., Managing General
                        Partner

                        By:  /s/ Jenny Netzer
                             Name:     Jenny Netzer
                             Title:    President

                   By:  ARCH STREET V LIMITED PARTNERSHIP

                        By:  ARCH STREET V, INC., its General
                             Partner

                             By:  /s/ Jenny Netzer
                             Name:     Jenny Netzer
                             Title:    President



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                               EXHIBIT INDEX



EXHIBIT NO.                  TITLE

99.(a)(2)                    Letter from Boston Financial
                             Qualified Housing Tax Credits L.P. V, A
                             Limited Partnership, to Limited Partners, dated September 2, 1997.



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